As filed with the Securities and Exchange Commission on May 13, 2024

FORM PX14A6G

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(Voluntary Submission)

Name of Registrant: Tesla, Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

May 13, 2024

Tesla, Inc. (NASDAQ: TSLA)

Item 9:

Freedom of Association and Collective Bargaining Policy

We urge shareholders to vote FOR Item 9 – Shareholder Proposal Requesting the Adoption and Disclosure of a Non-interference and Collective Bargaining Policy (the “Policy”) Upholding Labor Rights in its Operations– at the Tesla, Inc. (“Tesla” or the “Company”) Shareholder Meeting on June 13, 2024. The Shareholder Proposal was filed by filed by SOC Investment Group; the Domini Impact Equity Fund, the Folksam Group and the Shareholder Association for Research and Education (“SHARE”).

The proposal calls on the Tesla Board of Directors to adopt a policy explicitly committing to non-interference and good faith bargaining in accordance with internationally recognized human rights standards with respect to freedom of association and collective bargaining. The Proponents have put forward this proposal because we are concerned that what appears to be a consistently adversarial stance by Tesla toward employees who seek to exercise freedom of association and collective bargaining rights is exposing the Company and its long-term shareholders to material legal, reputational, and operational risks. The Policy would align the Company with international human rights standards, clarify its commitment to respect freedom of association and collective bargaining rights, and offer practical guidance for compliance to the management and the board.

According to the International Labour Organization (ILO) and the UN Global Compact, “Employers should not interfere in workers’ decision to associate, try to influence their decision in any way, or discriminate against either those workers who choose to associate or those who act as their representatives.”1 Interference can include the creation of barriers or obstacles to organizing, intimidation of or discrimination against unionizing workers, or other activities which are intended to discourage or dissuade workers from joining a union. Some of these union avoidance tactics can fall within a gray area that could be legal in certain jurisdictions but impede employees’ free exercise of their rights in practice, contrary to international human rights standards.2

While Tesla modified its Global Human Rights Policy (GHRP) last year to include a commitment to respect the right of workers to form and join unions and engage in collective bargaining, it did so with a significant carve-out that renders it ineffective. Its revised GHRP leaves unclear how the Company would act where there is a conflict between local and international standards. In contrast, the proposed Policy includes a clear commitment to uphold the highest standards with regards to labor rights.

Indeed, mere months after the revised GHRP was published, Tesla found itself embroiled in a prolonged strike and boycott in Sweden3 and northern Europe more broadly,4 stemming from Tesla’s refusal to negotiate a collective agreement. The proposed Policy goes beyond a simple commitment to respect workers’ rights to bargain collectively to include a company commitment to bargain in good faith and in a timely manner with employees who have unionized.

Proponents urge shareholders to consider the following and vote FOR Item 9 because:

•	The revised GHRP improperly elevates local law over international standards, and is insufficient to mitigate legal, reputational, and operational risks.

•	Tesla continues to face credible allegations of violating workers’ freedom of association and collective bargaining rights.

•	Tesla faces serious risks to its human capital, including widespread allegations of health and safety shortcomings and hostile work environments.

Tesla Improperly Elevates Local Law Above International Standards

In April 2023, Tesla revised its GHRP to explicitly reference the right of workers to freely associate and collectively bargain. However, the revised GHRP fatally compromises its ostensible commitment to respect labor rights by subordinating international standards to domestic law.

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1 ILO and UN Global Compact. “A Guide for Business” 2008. https://www.unglobalcompact.org/library/261

2 https://foa-workersguide.ilo.org/node/50#:~:text=According%20to%20ILO%20key%20principles,with%20freedom%20of%20association%20principles

3 https://www.reuters.com/business/autos-transportation/tesla-strike-sweden-continues-union-says-contradicting-musk-2024-04-10/

4 https://apnews.com/article/tesla-strike-union-sweden-labor-dispute-5124a0074f6b4c5b7f503b5353afe8b3

The GHRP states:

In conformance with local law, Tesla respects the right of workers to form and join trade unions of their own choosing or choose to refrain or to form and join other employee representative bodies if applicable, to bargain collectively, and to engage in peaceful assembly as well as respect the right of workers to refrain from such activities … Where national law and international human rights standards differ, we will follow the higher standard; where they are in conflict, we will adhere to national law, while seeking ways to respect international human rights to the greatest extent possible [emphasis added]. 5

Since Tesla’s revised GHRP provides no clarification of how a “difference” is to be distinguished from a “conflict,” it does little to reassure investors that the Company will, in practice, adhere to such a commitment. If we look at Tesla’s actions in Sweden for clarity, it appears that Tesla adheres to international labor standards only as required by local law. Further, in its coverage of the situation in Sweden, Reuters reports that Tesla has a policy to not sign collective bargaining agreements6 – a position that directly contravenes the position taken in its GHRP entirely.

The possibility of incongruence between international labor standards and local labor law has long been recognized by the United Nations (UN), the Organization for Economic Cooperation and Development (OECD), and other international organizations promulgating guidelines for business compliance with human rights commitments. Without exception, these guidelines require companies to adhere to the higher standard if international and domestic law differ. 7

These points are especially pertinent to Tesla given its global operations, with current operations or expansion plans in the U.S., China, Germany, Mexico, and India, where local labor laws greatly differ. In the U.S., where the majority of its employees and operations are, the misalignment of domestic labor law and international labor standards has been repeatedly pointed out by experts and practitioners, including the former top legal advisor to the U.S. employer delegation at the ILO, who explained:

[An] employer does not commit an unfair labor practice if he makes a pre-election speech on company time and premises to his employees and denies the union’s request for an opportunity to reply ... or when anti-union statements are made by management representatives to individual employees at their respective work stations ... These are all forms of interference with organizing, but are lawful under the NLRA [National Labor Relations Act]. …. Such employer “free speech” and other acts of interference permitted under the NLRA would be illegal under Convention No. 87.8

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5 Tesla’s GHRP references the UN’s Universal Declaration of Human Rights (“UDHR”), the UN Guiding Principles on Business and Human Rights and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises, and references ILO standards in the “Respectful Workplace and Equal Opportunities” section.

6 https://www.reuters.com/business/autos-transportation/swedish-union-blocks-tesla-components-dispute-intensifies-2023-11-24/
#:~:text=The%20U.S.%20carmaker%20has%20a,all%20companies%20have%20collective%20agreements

7 See the UN Guiding Principles on Business and Human rights, which state, “that “where national laws fall below the standard of internationally recognized human rights, companies should respect the higher standard,” https://www.ungpreporting.org/resources/the-ungps/; A statement by the UN High Commissioner for Human Rights, which concurs, ““…where national laws and regulations offer a level of human rights protection that falls short of internationally recognized human rights standards, enterprises should operate to the higher standard,” https://www.ilo.org/actrav/events/WCMS 315488/lang--en/index.htm and the OECD’s Guidelines on Multinational Enterprises, which assert “if an enterprise has followed domestic law, this does not necessarily mean it has met the expectations of the Guidelines... [T]he expectations of the Guidelines can exceed domestic obligations with respect to the questions at issue,” OECD (2019), Guide for National Contacts Points on the Initial Assessment of Specific Instances, paragraphs 18-19 (citing OECD Guidelines (2011), Chapter 1 paragraph 2 and Chapter IV Commentary, paragraphs 38-39), at https://mneguidelines.oecd.org/Guide-for-National-Contact-Points-on-the-Initial-Assessment-of-Specific-Instances.pdf.

8 See Edward E. Potter, Freedom of Association, the Right to Organize and Collective Bargaining: The Impact on U.S. Law and Practice of Ratification of ILO Conventions No. 87 and No. 98 (1984), at 43 (emphasis in original).

Tesla Faces Credible Allegations of Violating Worker’s Freedom of Association and Collective Bargaining Rights

Evidence suggests that Tesla failed in several instances to meet the standards of legality under U.S. domestic law much less meet the higher international human rights standard. Tesla has been repeatedly accused of interfering with workers’ rights in the U.S. As of December 2023, the U.S. National Labor Relations Board (NLRB) has ruled against Tesla in several cases; others are pending.9 Recent rulings provide clear evidence of interference in workers’ freedom of association; since Tesla amended its GHRP in April 2023, additional charges alleging interference in workers’ freedom of association (not yet adjudicated) have been filed with the NLRB.10

•	In May 2024, the NLRB issued a complaint against Tesla alleging that the restrictions in Tesla’s workplace technology policy served to “discourage its employees from forming, joining, or assisting the Union or engaging in other concerted activities.”[11]

•	In April 2023, an administrative law judge ruled – and the full NLRB affirmed the ruling -- that Tesla had violated national labor laws barring employers from “interfering with, restraining and coercing employees in the exercise of rights guaranteed” under the NLRA by stopping workers in Florida from discussing pay or raising grievances about working conditions.[12]

•	In March 2023, a U.S. appeals court ruled Tesla CEO Elon Musk “violated federal labour law by tweeting that employees of Tesla would lose stock options if they joined a union.”[13] The full U.S. 5th Circuit Court of Appeals is currently reconsidering the case.[14]

•	In 2021, the NLRB found that “Tesla unlawfully interrogated workers over suspected unionization efforts … and unlawfully fired one worker and disciplined another over protected union-related activity.”[15]

These cases follow a string of public reports that since at least 2017, allege Tesla has repeatedly used anti-union tactics to undermine workers’ ability to join or form a union, including threats and firing a worker for attempting to form a union,16 and reports that the Company paid a PR firm to surveil workers’ activities on social media.17

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9 https://www.theguardian.com/technology/2023/apr/01/elon-musk-broke-law-with-threat-to-tesla-workers-stock-options-court-rules ; https://www.reuters.com/business/autos-transportation/tesla-broke-us-labor-law-by-silencing-workers-official-rules-2023-04-26

10 See Case 16-CA-335110, filed February 5, 2024 (Austin, TX) alleging coercive statements, actions and discharge, among other allegations; Case 12-CA-326855, filed September 28, 2023 (Tampa, FL), alleging retaliation, discharge and discipline, available at nlrb.gov.

11 https://www.cnbc.com/2024/05/09/tesla-accused-by-nlrb-of-chilling-worker-unionizing-efforts-in-buffalo.html

12 https://www.theverge.com/2023/4/27/23700463/tesla-nlrb-labor-violation-ruling-orlando-florida

13 https://www.theguardian.com/technology/2023/apr/01/elon-musk-broke-law-with-threat-to-tesla-workers-stock-options-court-rules

14 https://www.reuters.com/legal/government/tesla-appeal-over-musk-tweet-unions-tests-nlrb-authority-over-social-media-2024-01-25/

15 https://www.washingtonpost.com/technology/2021/03/25/tesla-nlrb-ruling/

16 https://www.cnbc.com/2017/04/25/workers-involved-in-union-activities-say-tesla-is-illegally-intimidating-them.html; https://www.theguardian.com/technology/2018/sep/10/tesla-workers-union-elon-musk;

17 https://www.cnbc.com/2022/06/02/tesla-paid-pr-firm-to-surveil-employees-on-facebook-in-2017-union-push.html

There is little question that the actions described in these reports and rulings violate international labor standards; as the ILO Committee on Freedom of Association put it: “…the Committee considers that the active participation by an employer in a way that interferes in any way with an employee exercising his or her free choice would be a violation of freedom of association and disrespect for workers’ fundamental right to organize.”18 The repeated adverse rulings Tesla has faced before the NLRB obviate its claim that it follows local labor laws, reinforcing proponents’ belief that investors would benefit from an explicit non-interference policy that is comprehensively implemented.

In Europe, in spite of its current GHRP, Tesla faces allegations that it is refusing to bargain with a union at its Berlin Gigafactory, and a wave of solidarity strikes stemming from its refusal to bargain in Sweden. In Germany, Tesla’s largest market and the location of 11,000 employees, trade union IG Metall has expressed concerns about accidents and health issues at the Company’s first European gigafactory, and reports growing worker signups. Despite IG Metall representatives recently winning a plurality on the Company’s works council, Tesla refuses to bargain collectively.19 In October 2023, 130 Tesla mechanics at 10 locations across Sweden commenced strike action in response to the Company’s refusal to engage in collective bargaining, barring workers from signing onto an agreement that covers rights such as minimum pay and gender equality.20 In the face of Company resistance, Swedish unions from across the economy commenced widespread sympathy strikes, including transport workers refusing to collect waste from Tesla service centers, postal workers refusing to deliver mail to the Company or license plates for Tesla vehicles,21 and service workers refusing to expand, maintain, or repair Tesla charging stations. 22 In at least one community, solidarity strikes have stopped electricity provision to a Tesla supercharger site.23 Solidarity actions have spilled over into several neighbouring countries, including Norwegian, Finnish and Danish dockworkers refusing to unload Tesla products at their ports.24 This presents operational risks for Tesla to maintain effective operations in this key market.

Both cases illustrate how in practice Tesla uses weaker local laws to justify violating international labor standards, even when these laws do not restrict a company from adhering to international standards. In Sweden, where collective agreements are the norm and an estimated nine out of 10 workers are covered by collective agreements,25 Tesla stated it “follows Swedish labor market regulations, but like many other companies has chosen not to enter into a collective agreement.”26

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18 ILO Committee on Freedom of Association, Complaint against the United States, Case No 2683, Report No. 357 (June 2010), https://www.ilo.org/dyn/normlex/en/f?p=1000:50002:0::NO:50002:P50002_COMPLAINT_TEXT_ID:2911727.

19 https://www.bloomberg.com/news/articles/2024-03-20/german-union-falls-short-of-majority-at-key-tesla-plant-council; https://news.yahoo.com/tesla-rejects-calls-collective-wage-071336083.html

20 https://www.pionline.com/esg/tesla-urged-nordic-investors-change-course-over-labor-dispute

21 Tesla has sued Postnord for not delivering plates, and a hearing is scheduled for August 2024: https://www.di.se/nyheter/rattegang-om-teslas-skyltar-drojer-till-augusti/. The Company has had to find a workaround to deliver plates to car purchasers: https://www.di.se/live/tesla-rundar-strejken-fler-bilar-ut-pa-vagarna/

22 https://foreignpolicy.com/2024/01/29/sweden-tesla-unions-elonmusk/

23 https://sverigesradio.se/artikel/fackforbund-stoppar-teslas-laddstolpar-i-ljungby

24 https://maritime-executive.com/article/danish-and-norwegian-dockworkers-to-join-swedish-strike-against-tesla; https://toronto.citynews.ca/2023/12/20/teslas-swedish-labor-dispute-pits-anti-union-musk-against-scandinavian-worker-ideals/ https://www.lemonde.fr/en/sweden/article/2024/02/21/swedish-tesla-strike-expands-to-include-charging-stations_6546395_213.html

25 https://www.cnn.com/2023/11/24/business/elon-musk-tesla-sweden-strikes/index.html

26 https://www.vice.com/en/article/5d9jvn/tesla-strike-europe-elon-musk-uaw

While Tesla’s alleged violations of U.S. labor law as well as its refusal to bargain collectively in Germany and Sweden starkly contrasts with the Company’s stated commitment to respect freedom of association and collective bargaining, these actions seem to dovetail very closely with CEO Elon Musk’s anti-union comments. Musk’s threatening tweet about stock options that is the subject of the aforementioned case is not the only time the CEO has publicly weighed in against unions.27 In a November 2023 appearance onstage with The New York Times, Mr. Musk stated that “I disagree with the idea of unions … I just don’t like anything which creates kind of a lords and peasants sort of thing.”28 Finally, it is worth noting that as CEO of SpaceX, Mr. Musk has pursued litigation claiming that the NLRA is unconstitutional, a position that, combined with Tesla’s assertion that its obligations are limited to following local law, would seem to render the Company’s freedom of association and collective bargaining agreements useless in the U.S.29 These statements set a tone from the top and create, at a minimum, a perception among employees that union organizing would result in retaliation or discrimination, thus violating their rights to freedom of association and collective bargaining. It can also lead to manager interference with organizing efforts out of fear that they too will face negative consequences if the workers they supervise show signs of support for unionization.

The evidence mentioned above suggest that the use of union avoidance tactics may be prevalent in the Company’s corporate culture. A clear, comprehensive policy setting out specific behavioural standards, such as those outlined in the Policy, are urgently needed to help guide management decision-making on issues of worker rights, and better mitigate associated risks.

Allegations of Health and Safety Shortcomings and Hostile Work Environments Mount

In the U.S., there have long been reports that safety violations at Tesla are above industry average and that the Company underreports injuries. Over the last six years, exposés by news organizations Reveal,30 Bloomberg,31 USA Today,32 and Texas Observer33 report that Tesla has underreported and/or mislabeled injuries at its factories in California, Nevada, and Austin. Furthermore, according to an analysis of federal data by the Texas Observer, between 2018 and the first quarter of 2023, Tesla received 49 citations from the U.S. Occupational Safety and Health Administration (OSHA) for a total of 116 safety infractions. The study found that this figure is double the number of citations received by Ford and General Motors combined and triple the number of violations.34 According to an analysis of 2022 OSHA data by The Information, for every 12 Tesla employees in Fremont, one suffered an injury. At Tesla’s Austin operations it was one in 21. At both sites, approximately one in 26 workers had to either take time off or be reassigned due to job-related injuries, significantly worse than the national average of one in 38.35 More recently, in Germany, Tesla has come under scrutiny due to an unusually high number of work-related accidents requiring workers to take at least three days of sick leave.36 The pervasiveness of these reports on health and safety shortfalls point to systemic failures.

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27 Telsa is also appealing this ruling to the full 5th Circuit Court of Appeals, which heard oral arguments in late January, 2024. https://www.reuters.com/legal/government/tesla-appeal-over-musk-tweet-unions-tests-nlrb-authority-over-social-media-2024-01-25/

28 https://toronto.citynews.ca/2023/12/20/teslas-swedish-labor-dispute-pits-anti-union-musk-against-scandinavian-worker-ideals/

29 https://www.reuters.com/technology/space/spacex-illegally-fired-workers-critical-elon-musk-us-labor-agency-says-2024-01-03/

30 https://revealnews.org/article/tesla-says-its-factory-is-safer-but-it-left-injuries-off-the-books/

31 https://www.bloomberg.com/news/articles/2020-03-06/tesla-sent-incomplete-injury-reports-california-regulator-says

32 https://www.usatoday.com/in-depth/news/investigations/2019/11/12/tesla-gigafactory-brings-nevada-jobs-and-housing-woes-worker-injuries-strained-ems/2452396001/

33 https://www.texasobserver.org/tesla-texas-worker-death-heat/

34 Ibid.

35 https://www.theinformation.com/articles/at-teslas-giant-texas-factory-injuries-and-safety-lapses-mount

36 https://www.stern.de/wirtschaft/tesla-gigafactory--schwere-verstoesse---wie-kann-das-in-deutschland-moeglich-sein---33861410.html; Tesla Berlin Factory Workers Join Union Over Safety Concerns, Company Denies Reports - Impakter

Tesla is currently fighting separate discrimination lawsuits filed by the U.S. Equal Employment Opportunity Commission and the California Civil Rights Department. These government agencies allege a hostile working environment at Tesla’s facilities in Fremont, California. The complaints detail the agencies’ findings, following months-long investigations, that Black Tesla workers face severe racial discrimination and harassment.37 Tesla also faces a class action suit from nearly 6,000 current and former workers over the same issues.38 In 2023, it settled a similar suit by an individual worker after a jury verdict of $3.2 million39

Freedom of association and collective bargaining rights are considered “enabling rights” because they empower workers to effectively advocate for other labor-related human rights, including the right to a working environment that is safe, healthy, and non-discriminatory. Collective bargaining agreements usually contain non-discrimination and health and safety related clauses. They also provide a procedure for filing grievances which can help workers get specific health and safety or discrimination situations addressed through a fair process. Indeed, studies have shown that discrimination is reduced and occupational health and safety outcomes are better in a unionized workplace. For example, a study in the U.S. found that there was a 5% increase in occupational mortalities with a 1% decline in unionization.40 A survey of union and non-union workers in the U.K. found that permanent workers (union) reported fewer cases of racial harassment and discrimination by their employers compared non-permanent (non-union) workers.41

A Robust Non-Interference and Collective Bargaining Policy Protects Long-Term Shareholder Value

Despite recent revisions, we believe that Tesla’s GHRP has not aligned management’s behaviour with international human rights standards either in the U.S. or Europe. The rapidly escalating operational and reputational impacts of the Company’s failure to collectively bargain with its employees in Sweden illustrates the potential material risks posed by these failures. By strengthening its policies, spelling out how compliance will be measured, and providing mechanisms to disclose and address breaches of its human rights commitments, Tesla will be better positioned to mitigate workforce-related risks and benefit from the positive employee sentiment and loyalty associated with effective union representation and collective bargaining.

If you have any questions, please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

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37 https://www.eeoc.gov/newsroom/eeoc-sues-tesla-racial-harassment-and-retaliation and https://calcivilrights.ca.gov/2023/04/13/california-civil-rights-department-takes-tesla-to-court-over-failure-to-comply-with-investigative-subpoena-regarding-allegations-of-discrimination/

38 https://www.reuters.com/legal/tesla-must-face-class-action-claims-by-6000-workers-race-bias-case-2024-02-29/

39 https://www.cnbc.com/2024/03/15/tesla-settles-racial-discrimination-lawsuit.html

40 Zoorab, Michael. Havard University. “Does ‘right to work’ imperil the right to health? The effect of labour unions on workplace fatalities” June 2018. Accessed: https://www.jstor.org/stable/26894399

41 Committee on Workers’ Capital. “Shared Prosperity: The Investor Case for Freedom of Association and Collective Bargaining” November 2022. Page 41. Accessed: https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/

Vote “FOR” Item 9 “Shareholder Proposal Requesting the Adoption and Disclosure of a Non-interference and Collective Bargaining Policy Upholding the Labor Rights in its Operations -- at the Tesla, Inc. Shareholder Meeting on June 13, 2024.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada